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                                                                       EXHIBIT 4

                     Coinvestment Plan for the Finance Group

                                  Plan Document

I.    Purpose of the Plan

The purpose of the Coinvestment Plan for the Finance Group (the "Plan") is to foster teamwork between members of the Finance Group and the PEIG. Members of the Finance, M&A and Research groups (the "Participants") of Bankers Trust New York Corporation and its subsidiaries (the "Corporation") will be encouraged to refer deals to the PEIG group for investment by providing the Finance Group an opportunity to share in the performance of the Corporation's private equity investments.

II.   Administration of the Plan

The Plan is to be administered by the Human Resources Committee of the Corporation's Board of Directors (the "Committee") or its designate(s). The CEO may amend, suspend or terminate the Plan, including making modifications to the participation schedule when deemed in the best interest of the Corporation, provided that, with respect to investments previously made, no amendment, termination or suspension may impair the rights of Participants, without their written consent.

Actions taken by the CEO in regard to this Plan will be confirmed in writing. Any material modification to the Plan is subject to Committee approval.

Accounting records will be administered by the controllers of PEIG with oversight by Corporate Human Resources and the Corporate Controller's Office.

III.  Eligible Employees

Selected MDs and VPs in the Finance, M&A and Research areas are eligible to participate in the Plan. Other key individuals, such as originators from other areas of the Corporation, as approved by the Head(s) of the function, may also be eligible to participate. This Plan may be expanded to cover other employees of the Corporation in the future.

To the extent that the proposed Plan is extended to employees outside the U.S. where local law and/or tax regulations may conflict with certain provisions of the Plan, the Plan may be modified to conform to local law upon the written approval of the CEO. Any material modification is subject to approval by the Committee.

IV.   Plan Participation

The Plan is structured as a nonqualified deferred compensation arrangement and participation in the Plan by eligible employees is completely voluntary.

At the beginning of the Performance Year eligible participants may elect to defer, on a pre-tax basis, a portion of their year-end annual cash bonus.

Deferral elections for MD's may be either $50,000 or $100,000. VPs may elect to defer either $25,000 or $50,000. Deferred elections will be reduced on a pro-rata basis in Performance Years in which the PEIG approved deals are insufficient to accommodate the aggregate deferrals and their related matching funds. In the event that a participant's cash bonus is less than his/her elected deferral amount for the Performance Year, his/her participation level will be reduced to the amount of his/her cash bonus.

V.    "Leveraging" by the Corporation

Each participant's deferred sum will be matched by the Corporation to replicate the effects of leveraging. Under the Plan, deferred sums are matched three to one, up to a maximum of $300,000. Neither the deferred nor the matched amounts will be actual investments in deals but will simply be used to track returns under the plan.

Matched funds are closed out ("repaid") from liquidation proceeds of the underlying investments. Interest equal to the floating prime plus one percent per annum will be attributed to matched amounts and will begin to "accrue" when

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the underlying  investments are made. Matched amount plus attributable  interest must be earned back before a Participant receives a return on his/her deferral. In the event that there are insufficient proceeds from the investments (i.e., a loss on the portfolio), to repay the matched funds, one-half of the original matched funds plus interest accrued thereon, is repayable by the Participant.

VI.   Plan Investments

Returns under the Plan will track a wide range of equity instruments invested in throughout the year during which the deferred bonus is earned. The determination of returns or losses will be grouped by Performance Year. Amounts deferred for PEIG investment activity is subject to the approval of the BT Capital Board.

The extent of Plan participation in the aggregate PEIG investments will be determined by the total amount of investments sourced by the Participants during the Performance Year according to the following table:


       Total of Investments                     Participants'
      Sourced by Participants             Portion of Total Annual
         During the Year                      PEIG Investments
      -----------------------             -----------------------
          Below $25mm                              10%
           $25 - $50mm                             15%
           over $50 mm                             20%


The maximum share in the aggregate of PEIG investment that Participants would be awarded is 20%.

To the extent that certain deals are not accepted by PEIG for investment, the Corporation may allow Participants as a group to invest in them without the Corporation but with 3:1 "matching" by the Corporation. The matching for these deals will be treated in the same manner as that for deals accepted by PEIG.

In these instances, deals will be reviewed on a case-by-case basis by an "exceptions" investment board. The "exceptions" board will review the advisability of the deal from both a Participant's, as well as the Corporation's perspective. The composition of the "exceptions" board will include members of senior management, including individuals from the Finance, Credit, Research and Private Equity Groups. The "exceptions" board may include one or more Plan Participants, but Plan Participants will always constitute less than the majority of board members.

Gains from warrants received in the course of financing deals will not be part of this plan, but will be included in the P&L of the Finance Group. Gains (and losses) from all other deals are to be included in PEIG's P&L.

VII.  Plan Distributions

Proceeds from liquidations of investments together with any current cash income such as dividends and/or interest will be applied to close-out all matched funds and accrued interest for the related Performance Year prior to any distribution to Participants. Other than in cases of resignations or termination for cause, the portion of matched funds plus interest which is repayable by participants is closed-out with the first liquidation proceeds available. The balance of the matched funds plus interest is closed-out next. In general, net proceeds in excess of matched funds and interest are to be distributed to Participants, within 60 days from when the underlying investments are liquidated.

Subject to the sole discretion of the CEO, the Corporation reserves the right to hold back any or all distributions in instances where unliquidated deals of the same Performance Year are expected to be settled with losses.

Upon final settlement of the Performance Year portfolio in which net proceeds are insufficient to pay related matching funds plus interest, amounts repayable will be first offset against cash distributable as current bonus.

All distributions from the plan are paid out as compensation and are subject to the appropriate tax withholding at the time of payout. Unless otherwise determined by the CEO, distributions from the Plan will be made entirely in cash.

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VIII.  Vesting Provisions

Participants who are in the continuous employ of the Corporation for one year following the end of the Performance Year vest on gains related to their cash deferral on the earlier of: (1) the liquidation of the underlying investment, or
(2) on the first anniversary of the end of the Performance Year.

Participants who are in the continuous employ of the Corporation for four years following the end of the Performance Year vest on gains related to their matched funds on the earlier of: (1) the liquidation of the underlying investment, or
(2) on the fourth anniversary of the end of the Performance Year.

Participants terminated due to retirement, death, total disability or who are terminated without cause vest to the extent not vested on gains on both their cash deferral and matched funds on their off-payroll dates.

Distributions to participants who are terminated for cause or who resign prior to vesting are limited to the lesser of the investment plus interest or the actual distribution.

IX.   Repayable Matched Funds

Participants who remain active employees and those who are terminated due to retirement, death, total disability or who are terminated without cause will have net liquidation proceeds applied first against the half of the matched funds which would be repayable in the event of a loss by the Participant. The balance of matched funds are closed-out next.

In the event of terminations with cause or resignations prior to vesting the application of net proceeds to funds repayable by the Participant will not begin or, if begun, will be recharacterized, until other matched funds and related interest have been settled.

In general, after all matched funds plus interest for a performance year have been closed-out, Participants will begin to receive distributions. Bankers Trust reserves the right to apply any distributable sums due to Participants to close-out any other amounts due from the Participants under this Plan. Bankers Trust further reserves the right to pursue legal action for amounts due from Participants under this Plan, together with reasonable attorneys' fees.

X.    Carried Interest Awards for Deal Team Members

The Deal Teams from the Finance Group will be granted a separate overriding carried interest, less the cost of funds, of 5% of the first $5 million and 2 1/2% on the balance above $5 million on all investments sourced by them and accepted by PEIG.

Deal Team members and their participation levels will be determined by the head deal maker who will submit the names of individuals to the head of Finance or his designate(s) for approval. All deal team participation is subject to the final approval of the Finance Group and the Corporate Human Resources Department as indicated by the authorization of both their signatures on the Award.

The overriding carried interests for each Deal Team member will cliff vest on the third anniversary of the date on which the related investment was closed. Distributions to Deal Team members will be made at year end, after netting gains and losses attributable to his/her carried interests realized during each payout year. The determination of gains and losses for the Deal Team's carried interest will be computed under the terms and conditions of the GSIG Plan.

XI.   Expenses of the Plan

All profit participation for the Finance Group, PEIG and Bankers Trust is net of the Deal Team's overriding carried interest. Overhead is to be allocated to the Plan on a pro-rata basis. The Corporation may charge the Plan with an annual management fee.

XII.   Transfers In and Out of the Plan

If an employee transfers into one of the groups eligible for this Plan and meets the eligibility requirements, they may elect to contribute to the Plan at the beginning of their first full Performance Year in the group.

If an employee transfers to another Corporate department not generally eligible to participate in the Plan, all investments will continue to vest as scheduled, but no further investment will be allowed without the approval of the CEO.

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XIII. Plan Restrictions

1. Participants' interests are not assignable, pledgeable or otherwise transferable.

2. The Corporation reserves the right to limit participation of employees deemed to be Executive Officers of the Corporation.

XIV.  Legal Structure

The Plan is a nonqualified deferred compensation arrangement and all deferred sums therein are to remain subject to the claims of general creditors of Bankers Trust New York Corporation. Subject to the approval of the CEO, the Plan may be modified as required based on foreign/state laws and regulations.

The provisions of this Plan are to be governed under the laws of the State of New York.

XV.   Tax Withholding

The Corporation will withhold all taxes due as required on amounts distributed to Participants from the Plan as such amounts are distributed.

XVI.  Effective Date

The Plan is to be effective January 1, 1996.